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                           December 4, 2023

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 1,
2023
                                                            File No. 333-275498

       Dear Wing Wah Cheng:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

       Amendment No. 1 to Form F-1

       Dilution, page 61

   1. Refer to the first paragraph and your disclosure of the computation of historical net tangible book value of
US$889,891 at June 30, 2023. We note your deferred IPO costs are reflected in the
balance sheet line item, prepayments and other current assets, net, on pages F-29 and F-45.
Please provide us with the detailed computation of your historical net tangible book value
based on the amounts shown in the June 30, 2023 balance sheet or notes.
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah  Cheng
Samfine Creation          Group  Limited
Comapany4,
December  NameSamfine
             2023        Creation Holdings Group Limited
December
Page 2    4, 2023 Page 2
FirstName LastName
Exhibits

2. Please file the form of underwriting agreement as an exhibit with your next amendment.
3. Please have counsel remove assumption 10 from the legal opinion filed as Exhibit 5.1 It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No.
19.
General

4. Your revisions in response to prior comment 5 state that, "The Resale Shares may be sold once our Ordinary Shares begin trading on Nasdaq" and "The Selling Shareholders will sell their shares only when our Ordinary Shares begin trading on Nasdaq." Please revise the resale prospectus to confirm that the resale shares will not be sold unless the firm commitment offering is completed.
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Ying Li